14040172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 04 2014 Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loop Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., Suite 1901
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert R. Grace, Jr. (312) 913-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert R. Grace, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Albert R. Grace Jr.

Signature

President

Title

Nancy J. Simenson

Notary Public Feb. 19, 2014

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Managers
Loop Capital Markets LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Loop Capital Markets LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loop Capital Markets LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2014

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 8,544,107
Securities owned, at fair value	16,254,250
Deposit with clearing brokers	250,000
Due from clearing broker	13,902,230
Fees and commissions receivable	1,169,912
Underwriting fees receivables	1,487,036
Prepaid expenses and other assets	1,761,047
Furniture and equipment, net	1,891,432
Goodwill	3,900,000
Total assets	$ 49,160,014
Liabilities and Members' Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 13,983,973
Obligations under capital leases	791,452
Accounts payable	1,350,588
Accrued expenses	7,175,242
Deferred rent obligation	955,251
Other liabilities	750,000
Total liabilities	25,006,506
Subordinated borrowings	2,264,725
Members' equity	21,888,783
Total liabilities and members' equity	$ 49,160,014

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Loop Capital Markets LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are allocated in accordance with the respective members' ownership interests.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, financial advisory and mergers and acquisition services for institutional customers.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis and, as such, the Company is operating under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly is exempt from the remaining provisions of the Rule.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, the carrying amounts approximate their fair values.

Securities transactions: Proprietary securities transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Due to and from clearing broker: Receivable and payables related to trades pending settlement are netted in due to/from clearing broker in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur on the statement of operations.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Impairment of long-lived assets: The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Goodwill: The Company's goodwill was recorded as a result of the Company's business combination, which occurred in 2011. The Company has recorded the business combination using the acquisition method of accounting. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an interim impairment test include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the Company's overall business, significant negative industry or economic trends and a sustained period where market capitalization, plus an appropriate control premium, is less than members' equity. The Company tests for impairment as of the 31st of December each year. There was no goodwill impairment for the year ended December 31, 2013. Future impairment reviews may require write-downs in the Company's goodwill and could have a material adverse impact on the Company's operating results for the periods in which such write-downs occur.

Assets held under capital lease: Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred rent: Rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. Deferred rent is recorded for the difference between recorded rent expense and actual rental payments, and for certain concessions received by the Company.

Equity units: The Company accounts for equity based compensation expense by measuring the value of the award and recognizes compensation expense ratably over the vesting period.

Revenue recognition: Underwriting fees are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed and the income is reasonably determinable. Financial advisory fees, interest and dividend income are recorded when earned.

Income taxes: As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files state and local income tax returns. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2010.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 2. Fair Value of Financial Instruments (Continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Municipal bonds – Municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or, (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Corporate bonds – The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government Securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	December 31, 2013			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ 5,077,840	$ 525,000	$ -	$ 5,602,840
Corporate bonds	2,709,343	-	-	2,709,343
Government securities	7,942,067	-		7,942,067
	$ 15,729,250	$ 525,000	$ -	$ 16,254,250
Securities sold, not yet purchased:				
Corporate bonds	$ (10,987,115)	-	-	$ (10,987,115)
Government securities	(2,996,858)	-	-	(2,996,858)
	$ (13,983,973)	$ -	$ -	$ (13,983,973)

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Deposit with and Due from Clearing Brokers

The Company clears its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. At December 31, 2013, the Company had a deposit of $250,000 with its clearing brokers and a net amount due from its clearing broker of $13,902,230.

Note 4. Acquisition, Goodwill and Notes Payable

As part of the Company's long-term business strategy, the Company may acquire assets and businesses that are aligned with its business model. Results of operations for these acquisitions are included in the statement of operations from the date of acquisition. The purchase price includes assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

On January 10, 2011, the Company acquired 100% of the membership interests of Gardner, Underwood & Bacon LLC (GUB), a company that offered municipal financial advisory services. The notes payable related to GUB was paid off during 2013. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining operations.

Note 5. Furniture and Equipment

At December 31, 2013, the Company had furniture and equipment as follows:

Equipment, furniture and fixtures acquired under capital leases	$ 791,452
Furniture and fixtures	1,719,145
Equipment	416,000
	2,926,597
Less:	
Accumulated amortization	(581,445)
Accumulated depreciation	(453,720)
	$ 1,891,432

Note 6. Accrued Expenses

At December 31, 2013, the Company had accrued expenses primarily consisting of employee compensation, benefits, and member distributions.

Note 7. Members' Equity

On May 3, 2013, the Company authorized an amendment to the operating agreement that created a new class of non-voting B-units. Prior to this amendment, the Company only had voting A-units. On June 1, 2013, certain employees of the Company were granted 20,154 B-units. Among other things as defined in the agreement, these units are subject to a vesting period. The fair value of the units were determined by a Black Scholes Model and recognized on a straight-line basis over a 4 - year vesting period. Upon termination of employment, unvested units are forfeited and the vested units are payable in accordance with the Company's operating agreement.

Note 8. Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with BMO Harris Bank N.A. (Harris) due April 30, 2014 on which it intermittently draws based on business needs. Pursuant to this agreement, interest is at a rate determined and agreed upon by the Company and Harris at the time funds are drawn down, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2013, the Company had no outstanding borrowings under this line-of-credit agreement.

During 2012, the Company entered into an unsecured $20 million revolving line-of-credit agreement funded by Harris, The Private Bank and Urban Partnership Bank (collectively referred to as "the Lenders") due October 23, 2013 that it will draw on based on the growth needs of the Company. Pursuant to this agreement, interest is at a rate determined and agreed upon by the Company and the Lenders at the time funds are drawn down, which varies from time to time. This line-of-credit was not renewed.

Note 9. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions.

Note 10. Capital Leases

The Company has entered into various capital leases to finance the acquisition of certain furniture and equipment. The terms of the capital leases end on various dates (February 2013 to May 2015) with different interest rates (5.8% to 9.8%). Future minimum lease payments due under capital lease obligations subsequent to December 31, 2013 are as follows:

2015	$ 600,780
2016	250,325
Total minimum lease payments	851,105
Less amount representing interest	(59,653)
Present value of minimum lease payments	$ 791,452

Note 11. Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 2021. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office spaces.

Note 11. Operating Leases (Continued)

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2013 for each of the next five years and in the aggregate are:

2014	$ 1,534,828
2015	1,653,858
2016	1,740,621
2017	1,760,701
2018	1,780,777
Thereafter	9,655,478
Total minimum lease payments	$ 18,126,263

Note 12. Related Party

The Company paid certain expenses on behalf of an entity affiliated through common ownership. As of December 31, 2013, a receivable from such affiliate of $229,393 was included in prepaid expenses and other assets in the statement of financial condition in connection with these expenses.

Note 13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

Note 14. Subordinated Borrowings

The following subordination agreements at December 31, 2013 are listed below:

Description	Principle	Interest	Total
Subordinated loan, with an individual, interest at 6.6 percent, due August 18, 2018	$ 764,725	$ 19,347	$ 784,072
Subordinated loan, with a related party, interest at 3.0 percent, due December 19, 2017	1,500,000	1,376	1,501,376
	$ 2,264,725	$ 20,723	$ 2,285,448

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $2,285,448 of which $2,264,725 is principle and $20,723 is accrued interest included in accrued expenses on the statement of financial condition.

Note 15. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. As a result of the Company's participation in an underwriting syndicate, the Company has been named in a class action lawsuit. Management believes that liabilities arising out of these proceedings will not have a material adverse effect on the financial statements of the Company.

During January 2014, the Company entered into a $2,500,000 settlement and mutual release agreement for outstanding claims as a result of its participation in a 2008 debt underwriting. The Company's liability related to this agreement was $750,000 paid over three years beginning in 2015 with an interest at a rate of 7.5 percent per annum and the remaining balance of $1,750,000 was covered by insurance. The liability of $750,000 has been included in other liabilities on the statement of financial condition.

On December 17, 2012, the Company entered into an agreement with the New York State Housing Finance Agency to purchase $85 million tax exempt Series 2013 A-1 bonds during the fourth quarter of 2013 and $73 million Series 2014 A-1 tax exempt bonds during the second quarter of 2014 for a total obligation of $158 million. During 2013, the Company purchased $98 million of tax exempt Series 2013 A-1 bonds. As such, on December 11, 2013, the Company entered into an Amended and Restated agreement with the New York State Housing Finance Agency to purchase $60 million Series A-1 tax exempt bonds during the second quarter of 2014.

Note 15. Commitments and Contingent Liabilities (Continued)

On November 26, 2013, the Company entered into an agreement with the New York State Housing Finance Agency to purchase $70 million tax exempt Series 2014 A bonds during the second quarter of 2014 and $15 million Series 2015 A tax exempt bonds and $30 million of Series 2015 B tax exempt bonds during the second quarter of 2015.

If the New York State Housing Finance Agency is not able to meet the conditions precedent as outlined in the agreement, the Company has the right to cancel this obligation. For the year ended December 31, 2013, the Company had a total outstanding obligation to New York State Housing Finance Agency in the amount of $175 million.

Note 16. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 17. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain minimum "net capital" equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of approximately $12,521,076 and $734,835 respectively, and its net capital ratio was 0.88 to 1. The minimum net capital may effectively restrict the payment of distributions.

Note 18. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. During January 2014, the majority owner of the Company transferred its ownership into Loop Capital LLC, a new entity, and there is no significant impact on the Company.